ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

May 20, 2014

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 139 to the Trust’s Registration Statement on Form N-1A, filed on March 17, 2014

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on May 1, 2014, relating to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on Form N-1A filed on March 17, 2014 regarding the KKM ARMOR Fund (the “ARMOR Fund”) and the KKM U.S. Equity ARMOR Fund (the “Equity ARMOR Fund,” together with the ARMOR Fund, the “Funds”), each a series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectuses

(unless otherwise noted, all comments and responses are applicable to both Funds)

Summary Section – Investment Objective

Comment #1

For the ARMOR Fund, please explain to the staff what you mean by negative correlation.  It appears that as the U.S. equity market goes up, the investment in the Fund will go down.  Please explain to the staff in your letter how this is consistent with your investment strategies and your investment objective of capital preservation.

Response #1

As the staff has noted, “negative correlation” means that the value of the Fund would have an inverse relationship with the value of U.S. equity markets. We have revised the disclosure to state that “The investment objective of the KKM ARMOR Fund (the “Fund”) is to seek investment results generally correlated to the movement of the Chicago Board Options Exchange, Incorporated (“CBOE”) Volatility Index (the “VIX”) with reduced volatility.”

Comment #2

For the Equity ARMOR Fund, the investment object is not quite clear. Are you referring to total return? Please explain what you mean by higher risk-adjusted returns with minimal market correlation.

Response #2

The disclosure has been revised to state “The investment objective of the KKM U.S. Equity ARMOR Fund (the “Equity Fund”) is to seek risk-adjusted total return with less volatility than the broader U.S. equities market.”

Summary Section – Fees and Expenses of the Fund

Comment #3

  Please confirm to the staff that all expenses related to short selling are included in the fee table.

 Response #3

  We confirm that all expenses related to short selling are included in the fee table.

Comment #4

Rather than being a footnote, the disclosure regarding the maximum contingent deferred sales charge should appear in parentheses in the fee table explaining that it only applies to certain redemptions.

Response #4

In response to your comment, the disclosure regarding the maximum contingent deferred sales charge has been revised to appear in parentheses in the fee table. Please see the revised disclosure below.

ARMOR Fund:

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)(A maximum contingent deferred sales charge (“CDSC”) of 1.00% may apply to certain redemptions of Class A shares made within the first 12 months of their purchase when an initial sales charge was not paid on the purchase.)	5.75%	None
Maximum Deferred Sales Charge (Load)	None	None
Redemption Fee	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%	1.50%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.00%
Other Expenses(1)%		%
Acquired Fund Fees and Expenses(2)%		%
Total Annual Fund Operating Expenses	%	%
Fee Waiver/Expense Reimbursement	%	%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(3)%		%

(1)

These expenses are based on estimated amounts for the Fund's current fiscal year.

(2)

This number represents the combined total fees and operating expenses of the underlying funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund assets.  Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

(3)

Pursuant to an operating expense limitation agreement between KKM Financial LLC (the “Adviser”) and the Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (excluding interest and tax expenses, dividends on short positions and Acquired Fund Fees and Expenses) for the Fund do not exceed 2.00% and 1.70%,of the Fund’s average net assets, for Class A and Class I shares, respectively, through [_________], 2015.  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Adviser is permitted to seek reimbursement from the Fund for fees it waived and Fund expenses it paid for the prior three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the expense cap.

Equity ARMOR Fund:

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)(A maximum contingent deferred sales charge (“CDSC”) of 1.00% may apply to certain redemptions of Class A shares made within the first 12 months of their purchase when an initial sales charge was not paid on the purchase.)	5.75%	None
Maximum Deferred Sales Charge (Load)	None	None
Redemption Fee	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%	0.85%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.00%
Other Expenses(1)%		%
Acquired Fund Fees and Expenses(2)%		%
Total Annual Fund Operating Expenses	%	%
Fee Waiver/Expense Reimbursement	%	%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(3)%		%

(1)

These expenses are based on estimated amounts for the Equity Fund's current fiscal year.

(2)

This number represents the combined total fees and operating expenses of the underlying funds owned by the Equity Fund and is not a direct expense incurred by the Equity Fund or deducted from the Equity Fund assets.  Since this number does not represent a direct operating expense of the Equity Fund, the operating expenses set forth in the Equity Fund’s financial highlights do not include this figure.

(3)

Pursuant to an operating expense limitation agreement between KKM Financial LLC (the “Adviser”) and the Equity Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Equity Fund to ensure that Total Annual Fund Operating Expenses (excluding interest and tax expenses, dividends on short positions and Acquired Fund Fees and Expenses) for the Equity Fund do not exceed 1.30% and 1.05%,of the Equity Fund’s average net assets, for Class A and Class I shares, respectively, through [_________], 2015.  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Adviser is permitted to seek reimbursement from the Equity Fund for fees it waived and Equity Fund expenses it paid for the prior three fiscal years, as long as the reimbursement does not cause the Equity Fund’s operating expenses to exceed the expense cap.

Comment #5

Please note that the term of the operating expense limitation agreement between the Adviser and each Fund must be at least one year from the effective date of the post-effective amendment.

Response #5

We confirm that the term of the expense limitation agreement will be for at least one year from the effective date of the post-effective amendment.

Summary Section - Principal Investment Strategies

Comment #6

  Please clarify the disclosure regarding the principal investment strategy and use plain English. The disclosure currently included in the prospectus may be difficult for a typical investor to understand. Is this Fund a suitable investment for a typical retail investor (for example, you state that the ARMOR Fund is designed as a hedging tool)? If not, please make sure that is this is clear in the disclosure.

Response #6

In response to your comment, we have revised the disclosure in both the Prospectus Summary and the Statutory Prospectus in order to clarify each Fund’s investment strategy.  The revised disclosure is as follows:

Summary Section ARMOR Fund:

To pursue its objective,  the Fund, under normal circumstances, invests primarily in long and short call and put options on S&P 500 Index (“S&P 500”) futures contracts, futures contracts (“VIX futures contracts”) based on the VIX, long and short call and put options on VIX futures contracts, futures contracts on the S&P 500 (“S&P 500 futures contracts”) and cash and cash equivalent investments, including money market funds and high-quality short-term (3 months or less) fixed income securities such as U.S. Treasury securities, as well as in volatility exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) and ETFs and ETNs tracking the S&P 500 or VIX.  The Fund may also invest in leveraged, inverse and inverse-leveraged ETFs. Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks.  Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.

Designed as a portfolio hedging tool, the Fund seeks to achieve a long volatility position that attempts to outperform the VIX total return by searching for pricing discrepancies that  potentially reveal an overpriced instrument and or an underpriced instrument using the Adviser’s and Sub-Adviser’s proprietary ARMOR Index methodology.  Created in July 2013 and first published in April 2014, the ARMOR Index, which is calculated and disseminated by the CBOE, is an algorithmic strategy designed by the Adviser and Sub-Adviser to respond to the volatility of the S&P 500 by attempting to capture 70% of upside VIX movements while only capturing 30% of downside VIX movements.  The methodology attempts to maintain a net long volatility position while eliminating the performance drag typically associated with volatility-based strategies. The Fund generally invests in long and short call and put options on S&P 500 futures contracts, VIX futures contracts, long and short call and put options on VIX futures contracts and S&P futures contracts in proportion to their weighting in the ARMOR Index.  The Fund may also invest in financial instruments such as ETFs or ETNs to gain exposure to the component instruments in the ARMOR Index. As a result, the Fund typically maintains a negative correlation to the broader U.S. equities market.

The VIX is a key measure of market expectations of near-term volatility conveyed by S&P 500 option prices. The VIX is an up-to-the-minute market estimate of expected volatility that is calculated by using real-time S&P 500 option bid/ask quotes. VIX uses near-term and next-term out-of-the money S&P 500 options with at least 8 days left to expiration, and then weights them to yield a constant, 30-day measure of the expected volatility of the S&P 500.  The S&P 500 measures the large capitalization segment of the domestic equity market, composed of stocks of the 500 domestic companies with the largest capitalization.

The Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Fund’s performance. In addition, active trading of options and other portfolio investments may lead to higher taxes if Fund shares are held in a taxable account.

The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means that it is not limited by the 1940 Act with regard to the portion of its assets that may be invested in the securities of a single issuer.

Investor suitability:  The Fund is designed as a portfolio hedging tool and seeks investment results generally correlated to the movement of the VIX, which is generally negatively correlated to the broader U.S. equities market, but with less volatility. Accordingly, the Fund may not be suitable for all investors and should be used only by knowledgeable investors who understand the potential consequences of seeking inverse investment results.

Statutory Prospectus ARMOR Fund:

To pursue its objective,  the Fund, under normal circumstances, invests primarily in long and short call and put options on S&P 500 Index (“S&P 500”) futures contracts, futures contracts (“VIX futures contracts”) based on the VIX, long and short call and put options on VIX futures contracts, futures contracts on the S&P 500 (“S&P 500 futures contracts”) and cash and cash equivalent investments, including money market funds and high-quality short-term (3 months or less) fixed income securities such as U.S. Treasury securities, as well as in volatility exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) and ETFs and ETNs tracking the S&P 500 or VIX.  The Fund may also invest in leveraged, inverse and inverse-leveraged ETFs. Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks.  Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.

Designed as a portfolio hedging tool, the Fund seeks to achieve a long volatility position that attempts to outperform the VIX total return by searching for pricing discrepancies that  potentially reveal an overpriced instrument and or an underpriced instrument using the Adviser’s and Sub-Adviser’s proprietary ARMOR Index methodology.  Created in July 2013 and first published in April 2014, the ARMOR Index, which is calculated and disseminated by the CBOE, is an algorithmic strategy designed by the Adviser and Sub-Adviser to respond to the volatility of the S&P 500 by attempting to capture 70% of upside VIX movements while only capturing 30% of downside VIX movements. The methodology attempts to maintain a net long volatility position while eliminating the performance drag typically associated with volatility-based strategies. Volatility-based products typically experience performance drag when the VIX is in “contango,” which is often the case. “Contango” means that the futures price for a commodity or index is higher than the expected spot price (or actual market price) for such commodity or index. When the VIX is in “contango,” products that attempt to track the VIX will typically incur some cost associated with moving from shorter-term to longer-term VIX futures, which may cause such products to underperform the VIX. The ARMOR Index methodology attempts to minimize this “contango”-related performance drag.

The Fund generally invests in long and short call and put options on S&P 500 futures contracts, VIX futures contracts, long and short call and put options on VIX futures contracts and S&P futures contracts in proportion to their weighting in the ARMOR Index.  The Fund may also invest in financial instruments such as ETFs or ETNs to gain exposure to the component instruments in the ARMOR Index. As a result, the Fund typically maintains a negative correlation to the broader U.S. equities market.

The VIX is a key measure of market expectations of near-term volatility conveyed by S&P 500 stock index option prices. The VIX is an up-to-the-minute market estimate of expected volatility that is calculated by using real-time S&P 500 option bid/ask quotes. VIX uses near-term and next-term out-of-the money S&P 500 options with at least 8 days left to expiration, and then weights them to yield a constant, 30-day measure of the expected volatility of the S&P 500.  The S&P 500 measures the large capitalization segment of the domestic equity market, composed of stocks of the 500 domestic companies with the largest capitalization.

Exchange-traded options on broad-based equity indices that trade on a national securities exchange registered with the SEC, or a domestic board of trade designated as a contract market by the Commodity Futures Trading Commission, generally qualify for treatment as “section 1256 contracts,” as defined in the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, capital gains and losses on “section 1256 contracts” are generally recognized annually based on a marking-to-market of open positions at tax year-end, with gains or losses treated as 60% long-term and 40% short-term, regardless of holding period. The Fund intends to utilize primarily options that are “section 1256 contracts.”

The Fund may gain exposure to only a representative sample of the instruments in the ARMOR Index that have aggregate characteristics similar to those of the Index. The Fund seeks to remain fully invested at all times consistent with its investment objective. The Fund repositions its portfolio in response to assets flowing into or out of the Fund. To the extent the Fund experiences regular purchases or redemptions of its shares, it may reposition its portfolio more frequently.  Additionally, as the Fund attempts to emulate the ARMOR Index, the impact of the Index’s movements will affect whether the Fund’s portfolio needs to be repositioned. For example, if the ARMOR Index has added or removed an instrument, the Fund’s portfolio may have to be re-positioned to account for this change to the Index. These re-positioning strategies typically result in high portfolio turnover.

The Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Fund’s performance. In addition, active trading of options and other portfolio investments may lead to higher taxes if Fund shares are held in a taxable account.

The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means that it is not limited by the 1940 Act with regard to the portion of its assets that may be invested in the securities of a single issuer.

Investor suitability:  The Fund is designed as a portfolio hedging tool and seeks investment results generally correlated to the movement of the VIX, which is generally negatively correlated to the broader U.S. equities market, but with less volatility. Accordingly, the Fund may not be suitable for all investors and should be used only by knowledgeable investors who understand the potential consequences of seeking inverse investment results.  Shareholders should actively manage and monitor their investments, as frequently as daily.

Summary Section Equity ARMOR Fund:

To pursue its objective, the Equity Fund, under normal circumstances, generally invests in large-capitalization U.S. equity securities (both directly and through exchange-traded funds (“ETFs”) and exchange-traded notes “ETNs”) as well as in long and short call and put options on S&P 500 Index (“S&P 500”)  futures contracts, futures contracts (“VIX futures contracts”) based on the Chicago Board Options Exchange, Incorporated (“CBOE”) Volatility Index (the “VIX”), long and short call and put options on VIX futures contracts, futures contracts on the S&P 500 (“S&P 500 futures contracts”) and cash and cash equivalent investments, including money market funds and high-quality short-term (3 months or less) fixed income securities such as U.S. Treasury securities, as well as in volatility exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) and ETFs and ETNs tracking the S&P 500 or VIX.  The Equity Fund may also invest in leveraged, inverse and inverse-leveraged ETFs. Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks.  Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.

The Equity Fund seeks to provide investors with a lower risk method of participating in the rise of the broad U.S. equity market using the Adviser’s and Sub-Adviser’s proprietary Equity ARMOR Index methodology.  Created in July 2013 and first published in April 2014, the Equity ARMOR Index, which is calculated and disseminated by the CBOE, is an algorithmic strategy which is comprised 82% of stocks from the S&P 500 and 18% tracking the ARMOR Index, a proprietary methodology designed to respond to the volatility of the S&P 500 by attempting to capture 70% of upside VIX movements while only capturing 30% of downside VIX movements. The methodology attempts to maintain a net long volatility position while eliminating the performance drag typically associated with volatility-based strategies. The Equity Fund generally invests this portion of the portfolio in long and short call and put options on S&P 500 futures contracts, VIX futures contracts, long and short call and put options on VIX futures contracts and S&P 500 futures contracts in proportion to their weighting in the ARMOR Index.   The Equity Fund may also invest in financial instruments such as ETFs or ETNs to gain exposure to the component instruments in the ARMOR Index.  This strategy seeks to provide a segment of the portfolio with negative correlation to U.S. equities prices particularly during severe market dislocations.

The Equity Fund generally invests in large-capitalization U.S. equity securities, long and short call and put options on S&P 500 futures contracts, VIX futures contracts, long and short call and put options on VIX futures contracts and S&P futures contracts in proportion to their weighting in the Equity ARMOR Index.

For the equity portion of the portfolio, the Equity Fund’s equity selection, consistent with the Equity ARMOR Index, is limited to companies included in the S&P 500.  The S&P 500 Index measures the large capitalization segment of the domestic equity market and is composed of stocks of the 500 domestic companies with the largest capitalization.  As a non-fundamental policy, under normal circumstances, the Equity Fund will invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities of U.S. companies, including in ETFs and ETNs invested primarily in such equity securities.  If the Equity Fund changes its 80% investment policy, it will notify shareholders at least 60 days before the change and will change the name of the Equity Fund. With respect to the portion of the Equity Fund tracking the ARMOR Index portion of the Equity ARMOR Index, the Equity Fund generally invests in long and short call and put options on S&P 500 futures contracts, VIX futures contracts, long and short call and put options on VIX futures contracts, S&P 500 futures contracts and cash and cash equivalent investments, including money market funds and high-quality short-term (3 months or less) fixed income securities such as U.S. Treasury securities, as well as in volatility ETFs and ETNs and ETFs and ETNs tracking the S&P 500 or VIX.

The VIX is a key measure of market expectations of near-term volatility conveyed by S&P 500 option prices. The VIX is an up-to-the-minute market estimate of expected volatility that is calculated by using real-time S&P 500 option bid/ask quotes. VIX uses near-term and next-term out-of-the money S&P 500 options with at least 8 days left to expiration, and then weights them to yield a constant, 30-day measure of the expected volatility of the S&P 500.

The Equity Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Equity Fund’s performance. In addition, active trading of options and other portfolio investments may lead to higher taxes if Equity Fund shares are held in a taxable account.

The Equity Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means that it is not limited by the 1940 Act with regard to the portion of its assets that may be invested in the securities of a single issuer.

Statutory Prospectus Equity ARMOR Fund:

To pursue its objective, the Equity Fund, under normal circumstances, generally invests in large-capitalization U.S. equity securities (both directly and through exchange-traded funds (“ETFs”) and exchange-traded notes “ETNs”) as well as in long and short call and put options on S&P 500 Index (“S&P 500”)  futures contracts, futures contracts (“VIX futures contracts”) based on the Chicago Board Options Exchange, Incorporated (“CBOE”) Volatility Index (the “VIX”), long and short call and put options on VIX futures contracts, futures contracts on the S&P 500 (“S&P 500 futures contracts”) and cash and cash equivalent investments, including money market funds and high-quality short-term (3 months or less) fixed income securities such as U.S. Treasury securities, as well as in volatility exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) and ETFs and ETNs tracking the S&P 500 or VIX.  The Equity Fund may also invest in leveraged, inverse and inverse-leveraged ETFs. Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks.  Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.

The Equity Fund seeks to provide investors with a lower risk method of participating in the rise of the broad U.S. equity market using the Adviser’s and Sub-Adviser’s proprietary Equity ARMOR Index methodology.  Created in July 2013 and first published in April 2014, the Equity ARMOR Index, which is calculated and disseminated by the CBOE, is an algorithmic strategy which is comprised 82% of stocks from the S&P 500 and 18% tracking the ARMOR Index, a proprietary methodology designed to respond to the volatility of the S&P 500 by attempting to capture 70% of upside VIX movements while only capturing 30% of downside VIX movements. The methodology attempts to maintain a net long volatility position while eliminating the performance drag typically associated with volatility-based strategies. Volatility-based products typically experience performance drag when the VIX is in “contango,” which is often the case. “Contango” means that the futures price for a commodity or index is higher than the expected spot price (or actual market price) for such commodity or index. When the VIX is in “contango,” products that attempt to track the VIX will typically incur some cost associated with moving from shorter-term to longer-term VIX futures, which may cause such products to underperform the VIX. The ARMOR Index methodology attempts to minimize this “contango”-related performance drag.

The Equity Fund generally invests this portion of the portfolio in long and short call and put options on S&P 500 futures contracts, VIX futures contracts, long and short call and put options on VIX futures contracts and S&P 500 futures contracts in proportion to their weighting in the ARMOR Index.   The Equity Fund may also invest in financial instruments such as ETFs or ETNs to gain exposure to the component instruments in the ARMOR Index.  This strategy seeks to provide a segment of the portfolio with negative correlation to U.S. equities prices particularly during severe market dislocations.

The Equity Fund generally invests in large-capitalization U.S. equity securities, long and short call and put options on S&P 500 futures contracts, VIX futures contracts, long and short call and put options on VIX futures contracts and S&P futures contracts in proportion to their weighting in the Equity ARMOR Index.

For the equity portion of the portfolio, the Equity Fund’s equity selection, consistent with the Equity ARMOR Index, is limited to companies included in the S&P 500 Index.  The S&P 500 Index measures the large capitalization segment of the domestic equity market and is composed of stocks of the 500 domestic companies with the largest capitalization.  As a non-fundamental policy, under normal circumstances, the Equity Fund will invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities of U.S. companies, including in ETFs and ETNs invested primarily in such equity securities.  If the Equity Fund changes its 80% investment policy, it will notify shareholders at least 60 days before the change and will change the name of the Equity Fund.

With respect to the portion of the Equity Fund tracking the ARMOR Index portion of the Equity ARMOR Index, the Equity Fund generally invests in long and short call and put options on S&P 500 Index futures contracts, VIX futures contracts, long and short call and put options on VIX futures contracts, S&P Index futures contracts and cash and cash equivalent investments, including money market funds and high-quality short-term (3 months or less) fixed income securities such as U.S. Treasury securities, as well as in volatility ETFs and ETNs and ETFs and ETNs tracking the S&P 500 or VIX.  The Fund may also invest in leveraged, inverse and inverse-leveraged ETFs. Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks.  Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.

The VIX is a key measure of market expectations of near-term volatility conveyed by S&P 500 option prices. The VIX is an up-to-the-minute market estimate of expected volatility that is calculated by using real-time S&P 500 option bid/ask quotes. VIX uses near-term and next-term out-of-the money S&P 500 options with at least 8 days left to expiration, and then weights them to yield a constant, 30-day measure of the expected volatility of the S&P 500.

The Equity Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Equity Fund’s performance. In addition, active trading of options and other portfolio investments may lead to higher taxes if Equity Fund shares are held in a taxable account.

Exchange-traded options on broad-based equity indices that trade on a national securities exchange registered with the SEC, or a domestic board of trade designated as a contract market by the Commodity Futures Trading Commission, generally qualify for treatment as “section 1256 contracts,” as defined in the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, capital gains and losses on “section 1256 contracts” are generally recognized annually based on a marking-to-market of open positions at tax year-end, with gains or losses treated as 60% long-term and 40% short-term, regardless of holding period. The Equity Fund intends to utilize primarily options that are “section 1256 contracts.”

The Equity Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means that it is not limited by the 1940 Act with regard to the portion of its assets that may be invested in the securities of a single issuer.

Comment #7

Please clarify the extent to which each Fund will be leveraged or the extent to which you will use leverage as a part of your principal investment strategy.

Response #7

Each Fund intends to obtain leveraged exposure through the use of derivatives or other financial leverage instruments, such as futures, options, and leveraged, inverse and inverse-leveraged ETFs, to the extent permitted by the 1940 Act. The Funds intend to achieve their leveraged exposure primarily through the use of derivatives, although each Fund also reserves the right to borrow funds for investment purposes.

Comment #8

Please disclose when the ARMOR Index was created.

Response #8

We have added disclosure regarding when the ARMOR Index and Equity ARMOR Index were created. Please see Response #6 above.

Comment #9

In the prospectus, you state that the ARMOR Index and Equity ARMOR Index are designed to “dynamically track the CBOE VIX calculation.” Please explain the meaning of (i) “dynamically track” and (ii) “CBOE VIX calculation.”

Response #9

We have removed the disclosure stating that the indices are designed to “dynamically track the CBOE VIX calculation.” The disclosure now states that the ARMOR Index was designed respond to the volatility of the S&P 500 by attempting to capture 70% of upside VIX movements while only capturing 30% of downside VIX movements. Please see Response #6 above.

Comment #10

In the Principal Investment Strategies sections for both Funds, you state that the “methodology attempts to capture relative value opportunities so as to maintain a long volatility bias without the decay typically associated with such a position.” Please explain the meaning of this statement.

Response #10

This disclosure has been revised to state that the “the methodology attempts to maintain a net long volatility position while eliminating the performance drag typically associated with volatility-based strategies.” Additionally, the statutory prospectus for each Fund provides a more detailed explanation of the performance drag typically associated with volatility-based strategies. Please see Response #6 above.

Comment #11

Please describe in a more clear way what the ARMOR Index consists of and what it attempts to track.

Response #11

The disclosure has been revised to state that the ARMOR Index, which is “designed to deliver performance similar to the CBOE VIX performance” and attempts “to capture 70% of upside VIX movements while only capturing 30% of downside VIX movements.” The ARMOR Index consists of VIX futures and options, as well as S&P 500 futures and options. Please see Response #6 above.

Principal Investment Risks

Comment #12

We note that you have included “Active Trading Risk” as a principal risk factor for both Funds. Please include this as a part of your principal investment strategies for the Funds.

Response #12

The principal investment strategies disclosure for the Funds has been revised to include the following:

“The Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Fund’s performance. In addition, active trading of options and other portfolio investments may lead to higher taxes if Fund shares are held in a taxable account.”

Please see Response #6 above.

Comment #13

Please confirm that the “Derivatives Risk” disclosure has been prepared in light of the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010)(the “ICI Letter”).

Response #13

We confirm that the derivatives disclosure has been prepared in light of the ICI Letter.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Comment #14

Please specify if the investment objective of each Fund is fundamental or not.

Response #14

We confirm that the investment objective of each Fund is not fundamental and may be changed approval of the Fund’s shareholders upon 60 days’ written notice to shareholders.  This is disclosed on pages 14 and 19 of the prospectus.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

Comment #15

Please confirm that there is not anything in the statement of additional information that should be discussed and included in the prospectus.

Response #15

We confirm that there is not anything in the statement of additional information that should be discussed and included in the prospectus.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum